UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 11-K

__________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 001-33443

__________________

Dynegy Midwest Generation, Inc. 401(k) Savings Plan

(Full title of the plan)

__________________

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	18

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under

ERISA have been omitted because they are not applicable.

SIGNATURE	19

EXHIBIT 23.1   CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of

the Dynegy Midwest Generation, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 20, 2008

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments at fair value:
Plan interest in Master Trust	$ 97,825,896	$ 90,354,355
Participant loans	325,072	423,230

Total investments at fair value	98,150,968	90,777,585

Receivables:
Employer contributions	20,033	12,551

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	98,171,001	90,790,136

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	109,061

NET ASSETS AVAILABLE FOR BENEFITS	$ 98,171,001	$ 90,899,197

The accompanying notes are an integral part of these financial statements.

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$ 2,048,428
Employer	431,204

Total contributions	2,479,632

Investment income:
Plan interest in net income of Dynegy Inc. Master Trust	9,299,609
Interest on participant loans	24,971

Total investment income	9,324,580

Investment loss recovery from class action settlement	791,616

TOTAL ADDITIONS	12,595,828

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	5,450,969
Administrative expenses	20,603

TOTAL DEDUCTIONS	5,471,572

NET INCREASE BEFORE TRANSFERS	7,124,256

PLAN-TO-PLAN TRANSFERS	147,548

NET INCREASE	7,271,804

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	90,899,197

End of year	$ 98,171,001

The accompanying notes are an integral part of these financial statements.

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Explanatory Note

On April 2, 2007, Dynegy Illinois Inc. (formerly Dynegy Inc.), an Illinois corporation (“Dynegy Illinois”), consummated a transaction (the “Merger”) in which it became a wholly owned subsidiary of a newly created entity, Dynegy Inc., a Delaware corporation (“Dynegy”).

Following the Merger, Dynegy replaced Dynegy Illinois as the sponsor of the Plan. In addition, all shares of Dynegy Illinois common stock in the Dynegy Stock Fund were converted into shares of the Class A common stock of Dynegy, par value $.01 per share (“Dynegy Class A common stock”), based on a formula established in connection with the Merger. As a result, future investments in the Dynegy Stock Fund will be represented by units of Dynegy Class A common stock, rather than units of Dynegy Illinois common stock. The Plan was amended on April 2, 2007 to reflect such changes.

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, formerly known as the Illinois Power Company Incentive Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan documents, which are the governing documents, for a more complete description of the Plan’s provisions.

General

The Plan is sponsored and administered by Dynegy for certain eligible employees of Dynegy Midwest Generation, Inc. (“DMG,” or the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. The Plan became effective as of June 1, 1984. Assets of the Plan are held and managed by a trustee. Effective January 1, 2002, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) became trustee and custodian. The Plan and related trust are established and maintained for the exclusive benefit of participating employees of the Employer. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

All employees of the Employer are eligible to participate in the Plan other than (a) employees covered by a collective bargaining agreement (unless such an agreement provides for coverage under the Plan), (b) certain nonresident aliens, (c) leased employees, (d) employees who have waived participation in the Plan and (e) individuals who are deemed to be employees under certain Treasury regulations. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Plan is voluntary. Active participation ceases upon termination of employment with the Employer.

Plan Changes and Amendments

Effective January 1, 2006, the Plan was amended for the following:

•	To adjust the “Compensation” definition to reflect 12 hour shift regularly scheduled overtime.
•

To reflect the duties and responsibilities of an independent fiduciary, who has the sole and exclusive authority with respect to the Dynegy Stock Fund (the “Stock Fund”), and to clarify certain provisions related to the Stock Fund and the employer contribution accounts.

•

Effective at various dates in 2006 and 2007, the Plan was amended to incorporate various amendments permitted and required by the final Code Section 401(k)/(m) regulations and other Internal Revenue Service guidance, including the following: incorporate new definition of Severance from Employment and related requirements under new regulations; clarify timing of compensation for elective deferrals under Code Section 401(k) and Code Section 415 regulations; reflect ACP/ADP testing requirements, minimum required corrective contributions and recharacterizing of catch-up contributions for testing purposes under new regulations; incorporate safe harbor method for calculating gap period income; add good faith compliance language for final Code Section 401(k)/(m) regulations; add burial expenses and residential casualty losses as new hardship events; add special hurricane relief distribution and loan provisions; and incorporate new Plan termination requirements.

•

Effective January 1, 2007, the Plan was amended to reflect the deposit of the Securities Class Action Settlement and ERISA Class Action Settlement proceeds into the Plan for the benefit of specified participants, and to add related administrative provisions.

•

Effective April 2, 2007, as of the completion of the merger between Dynegy Illinois and certain LS Power entities, the Plan was amended to provide that Dynegy became the Plan’s sponsor and that all shares of common stock in the Stock Fund became the common stock of Dynegy. Further, amendments to the Plan were also made regarding certain administrative provisions regarding the Plan Administrator.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their account each year.

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Contributions

Participants may make before-tax contributions including “catch-up” contributions (if age 50 or older before the close of the particular Plan year) by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may also "roll-over" into the Plan amounts distributed from another eligible retirement plan.

Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund in accordance with the procedures established by the Plan Administrator.

The Employer contributes a match each pay period to the Plan equal to 50% of the participant’s before-tax contributions that are not in excess of 6% of the participant’s “Compensation” (as defined in the Plan) for such pay period. In addition, for each calendar year, the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions and Compensation for the year. Employer matching contributions are made to the Stock Fund in the Dynegy Inc. Master Trust (the “Master Trust”) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 3 and 8 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability. The discretionary contribution is made to the Stock Fund and is allocated to participants as units in the Stock Fund. Dividends earned on these shares are also invested in the Stock Fund. No contributions were made under this arrangement for Plan years 2007 or 2006.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Distributions

Distributions as provided for in the Plan are made to Plan participants or their beneficiaries upon the participant’s termination of employment, disability or death. Former employees can choose to liquidate their accounts or to leave them in the Plan, except that an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000. Earnings will continue to accrue on undistributed accounts. Generally, distributions must begin by April 1st of the calendar year following the later of the calendar year in which

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

the participant reaches age 70-1/2 or the calendar year in which the participant terminates employment. All distributions are made in one lump sum in the form of cash, except that a participant may elect to have the portion of his or her account invested in the Stock Fund distributed in shares of Dynegy common stock.

Forfeitures

In the event a participant’s before-tax contributions exceed Plan and/or IRS limits, such excess contributions are distributed and any related Employer matching contributions are forfeited, further, each participant is responsible for supplying the Company with a current address. In the case of a benefit payable on behalf of a participant, if the Plan Administrator is unable to locate the participant or beneficiary to whom such benefit is payable, upon the Plan Administrator’s determination thereof, such benefit shall be deemed a forfeiture. Forfeitures are used to reduce Employer matching contributions and/or to pay Plan administrative expenses.

The balance of forfeitures held by the Plan as of December 31, 2007 was $2,334 and 2006 was $-0-. In 2007, forfeitures were used to reduce employer matching by $-0- and administrative expenses by $4,979.

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of (a) $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or (b) 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant's account. The Trustee maintains a loan fund to hold the balances of participants' loans.

Plan-to-Plan Transfers

Amounts are transferred to or from the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (formerly known as the Illinois Power Company Incentive Savings Plan for Employees Covered Under a

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Collective Bargaining Agreement) as participants shift into or out of positions covered by a collective bargaining agreement.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounted principles (“GAAP”).

Investments

The investments held in the Dynegy Inc. Master Trust (the “Master Trust”) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. Plan interest in the net assets of the Master Trust is based on the assets held by each plan in the Master Trust on an actual basis. At December 31, 2007 and 2006, the Plan's interest in the Master Trust was approximately 27%.

Participant loans included in the loan fund are valued at cost, which approximates fair value.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at the financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

to participants, resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Expenses

Certain expenses incurred in the administration of the Plan and the related trust are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002,that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

Investments at fair value as determined by quoted market price		December 31
		2007	2006

Plan interest in Master Trust	*	$ 97,932,121	$ 90,354,355

* Includes both participant-directed and non-participant directed amounts. See Note 8.

The Plan’s interest in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,417,815 during 2007.

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a common collective trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. As of December 31, 2007 the contract value of the interest in the common collective trust approximates fair value and therefore no adjustment has been recorded in the Statement of Net Assets Available for Benefits.

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

5.	PARTICIPATION IN MASTER TRUST

Certain Plan investments are held in the Master Trust with assets of other qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, the Dynegy Inc. 401(k) Savings Plan, the Dynegy Northeast Generation, Inc. Savings Incentive Plan, and the Extant, Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2007	2006
ASSETS
Investments:
Cash and temporary cash investments	$ 358,733	$ 49,936
Investments, at fair value:
Registered investment companies	265,245,858	238,545,781
Common collective trust	43,019,776	43,183,161
Common stock	3,080,980	2,541,156
Preferred stock	-	9,535
Employer securities	53,891,874	56,715,936

Total investments	365,597,221	341,045,505

Receivables:
Employer contributions receivable	331,258	100,759

Total receivables	331,258	100,759

TOTAL ASSETS	365,928,479	341,146,264

Due to broker for securities purchased	158,890	145,709

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	365,769,589	341,000,555

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	415,539

NET ASSETS AVAILABLE FOR BENEFITS	$ 365,769,589	$ 341,416,094

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Investment income for the Master Trust is as follows:

Year ended December 31, 2007
Investment income:
Net appreciation in fair value of investments	$ 16,992,089
Dividends and interest	13,987,032

$ 30,979,121

The Master Trust invests a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 15 percent and 17 percent of the Master Trust’s net assets available for benefits as of December 31, 2007 and 2006, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$ 98,171,001	$ 90,899,197

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(109,061)

Net assets available for benefits per Form 5500	$ 98,171,001	$ 90,790,136

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2007:

Plan interest in net income of Dynegy Inc. Master Trust	$ 9,299,609

Adjustment to reverse fair value adjustment for 2006 related to benefit-responsive contracts	109,061

Net investment gain from Dynegy Inc. Master Trust	$ 9,408,670

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

7.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock and participant loans. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts, subject to the restrictions contained in the Company's insider trading policy.

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2007	2006
Net Assets:
Investments, at fair value:
Employer securities	$ 9,721,476	$ 9,381,687

Employer contributions receivable	20,033	12,551

	$ 9,741,509	$ 9,394,238

Year ended December 31, 2007
Changes in Net Assets:
Employer contributions	$ 431,204
Employee contributions	287,542
Net depreciation in fair value of investments	(156,005)
Loss recovery from class action settlement income	302,651
Loan repayments	46,150
Benefit payments	(447,103)
Loan withdrawals	(30,556)
Administrative expenses	(3,576)
Transfers from participant directed investments, net	32,789
Fund-to-fund transfers	(115,925)

$ 347,271

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

9.	COMMITMENTS AND CONTINGENCIES

ERISA Class Action Settlements

Dale L. Holtzscher, et al v. Dynegy Inc., et al.

In September 2005, two former IP salaried employees who were participants in the Plan, purporting to represent all Plan participants who held Dynegy common stock through the Plan during the period from January 1, 2002 though January 30, 2003, filed a lawsuit in federal court in the Southern District of Texas against the Company and several individual defendants. The complaint alleges violations of ERISA in connection with the Plan, including claims that certain of former Company officers (and past members of the Benefit Plans Committee) breached their fiduciary duties to Plan participants and beneficiaries in connection with the plan’s investment in Dynegy common stock—in particular with respect to the Company’s financial statements, Project Alpha, round trip trades and gas price index reporting. The lawsuit seeks unspecified damages for the losses to the Plan, as well as attorney’s fees and other costs. The Company recently filed a motion to dismiss the complaint, in response to which plaintiffs’ counsel filed a second putative class action on behalf of three alleged Plan participants that is materially identical to the original action. The original action was dismissed on March 13, 2006 but the dismissal has been appealed to the U.S. Court of Appeals for the Fifth Circuit. On April 18, 2006, the Company filed a motion to dismiss the second class action. On November 16, 2006, the court granted Defendants’ motions to dismiss based on lack of standing and subject matter jurisdiction. Plaintiffs appealed the dismissal to the United States Court of Appeals for the Fifth Circuit. After briefing but before argument, the parties reached an agreement to settle this case along with the Shannahan case described below, involving the same alleged plaintiff class. Thereafter, the Fifth Circuit has dismissed the appeal without prejudice pending review of the Shannahan settlement by the district court. The Shannahan settlement was approved on September 14, 2007.

Gary R. Shannahan, et al. v. Dynegy Inc., et al.

This case is virtually identical to the Holtzscher case described above. It was filed on January 13, 2006 by three additional participants in the Plan against the same Defendants, in an attempt to remedy the standing and subject matter jurisdiction issues raised by Defendants in the Holtzscher motions to dismiss. Defendants moved to dismiss the Complaint and, on November 6, 2006, the district court granted in part Defendants’ motions, limiting the breach of fiduciary prudence claim under ERISA to employee contributions made in the Stock Fund and dismissing the misrepresentation claims as to certain individual defendants. The court otherwise denied Defendants’ motions to dismiss.

At the time of the district court’s ruling, Plaintiffs and Defendants had reached an agreement in principle to settle both Shannahan and Holtzscher. On January 24, 2007

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Plaintiffs submitted a proposed class action settlement agreement before the district court on Plaintiffs’ motion for preliminary approval. On June 13, 2007, the district court granted preliminary approval of the proposed class action settlement agreement. The court also scheduled a hearing for September 14, 2007 to, among other things, determine whether the settlement should be approved as, fair, reasonable and adequate. The court granted final approval of the settlement on September 14, 2007. Class members of both class action lawsuits have an ERISA Class Action Settlement Account in the Plan for receipt of settlement proceeds.

Securities Class Action Settlement

Members of the “Settlement Class” in the lawsuit identified as In re Dynegy Inc. Securities Litigation, Master File No. H-02-1571, have a Securities Class Action Settlement Account in the Plan for receipt of settlement proceeds that was established in January 2007.In general, with certain exceptions, the Settlement Class consists of participants in the Plan at any time from June 21, 2001, through July 22, 2002, who held Dynegy Illinois common stock in their Plan Account during that period and who were not defendants in the litigation.

DOL investigation

On July 24, 2002, the Plan Administrator received notification from the US Department of Labor, Employee Benefits Security Administration, of an investigation of the two Dynegy Midwest Generation, Inc. 401(k) plans. The investigation relates to the plan year ended December 31, 1998, and subsequent years, and the recent class action litigation involving the Plan. On March 13, 2008, Dynegy received correspondence from the DOL indicating that the DOL had formally concluded its investigation of the Plan.

SUPPLEMENTAL SCHEDULE

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

EIN H. Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 21, 2007

[a]	[b]	[c]	[d]	[e]

Party-in-interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Participant Loans	Various maturities and interest rates ranging form 5% - 10.5%	**	325,072

				$ 325,072

*	A party-in-interest to the Plan
**	Cost not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Midwest Generation, Inc. 401(k) Savings Plan

Date:	June 20, 2008	By: /s/ JULIUS COX Julius Cox Designated Member – Dynegy Inc. Benefit Plans Committee